EX 99.28(m)(1)(x)

Amendment to Jackson Variable Series Trust Distribution Plan

This Amendment is made by the Jackson Variable Series Trust(formerly, Curian Variable Series Trust), a Massachusetts business trust (the “Trust”), to its Distribution Plan (the “Plan”).

Whereas, the Plan was adopted on September 10, 2012, and amended from time to time by the Trust on behalf of the Funds listed on Schedule A to the Plan, in accordance with Rule 12b-1 under the Investment Company Act of 1940, as amended.

Whereas, pursuant to this Amendment, the Trust is amending the first paragraph of (b), under Section 1, “Authorized Distribution and/or Service 12b-1 Fees,” in order to amend the period for which distribution and related services expenses shall be calculated and paid (sub-sections (i) through (vi), under (b), shall remain unchanged).

Now Therefore, the Trust agrees to amend the Plan as follows:

Delete the first paragraph of (b), under Section 1, in its entirety, and replace it with the following:

(b)          Each Fund shall reimburse the Distributor for distribution and related additional service expenses incurred in promoting the sale of the Fund’s Shares at a rate of up to the rate per annum of the Fund’s average daily net assets, as shown on Schedule A hereto. Each Fund shall bear exclusively its own costs of such reimbursements. Such distribution and related service expenses shall be calculated and accrued daily and paid within forty-five (45) days at the end of each month. In no event shall such payments exceed the Distributor’s actual distribution and related service expenses for that fiscal year. The Distributor shall use such payments to reimburse itself for providing distribution and related additional services of the type contemplated herein and reviewed from time to time by the Board of Trustees, or for compensating Recipients for providing or assisting in providing such distribution and related additional services. The types of distribution and related service activities that may be reimbursed pursuant to Section 1 hereof, include, but are not limited to, the following:

In Witness Whereof, the Trust has caused this Amendment to be executed as of December 14, 2016, effective as of October 1, 2016.

Jackson Variable Series Trust

By:	/s/ Kelly L. Crosser
Name:	Kelly L. Crosser
Title:	Assistant Secretary